Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34


RECEIVED
2006 JUL -5 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CORPORACIÓN MAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.


06014864

Madrid, 29 June 2006

SUPPL



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE

RECEIVED

2006 JUL -5 P 2:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE


MAPFRE

MAPFRE'S NEW CORPORATE STRUCTURE:
THE EXCHANGE RATIO IS FAIR FOR SHAREHOLDERS

The Board of Directors of CORPORACIÓN MAPFRE has today approved the terms of the capital increase, through which the recently approved reorganisation of the Group will be carried out.

- Pursuant to this agreement, CORPORACIÓN MAPFRE will issue 192,115,506 new shares, equivalent to 80.4% of the current number of shares in issue, in exchange for the businesses contributed by MAPFRE MUTUALIDAD.

- The following elements have been taken into account in the calculation of the exchange ratio:

  - The value assigned to CORPORACIÓN MAPFRE, according to the volume weighted average price of its shares between 30th April and 29th May 2006 (€15.96 per share).

  - The range for the market value of the contributed businesses as calculated by Morgan Stanley based on the same parameters.

  - The existence of a fair relationship between the values assigned to CORPORACIÓN MAPFRE and to the businesses contributed, respectively.

- Once the operation is concluded, FUNDACIÓN MAPFRE will initially control over 71% of MAPFRE S.A.



- It is expected that in the future the ratio between the contributed businesses' result and the value assigned to them will exceed the cost of equity. MAPFRE AUTOMÓVILES, which represents over 90% of said businesses, is expected to make an attributable profit of €275 million in 2007.

  MAPFRE's excellent track record in Motor insurance, with growth and profits above market average, leads to expect an improvement in earnings per share for the new MAPFRE S.A., together with an excellent return on this new investment.

- The Mutual Equity Fund, amounting to €383.8 million, will be distributed among the Members, who may opt to receive their stake cash or in CORPORACIÓN MAPFRE shares. For that purpose, up to 24,049,908 new shares will be issued.

- The Board of Directors of CORPORACIÓN MAPFRE has highlighted that the exchange ratio is fair and positive for existing shareholders, since the earnings per share generated in 2007 by the new MAPFRE S.A., after the issue of the new shares, are expected to exceed those that CORPORACION MAPFRE would have obtained under its present structure.

  The operation has been validated by the favourable fairness opinions deemed by Morgan Stanley and Citigroup, the advisor for this operation.

- This new structure strengthens the MAPFRE Group and allows it to further enhance its productivity and financial flexibility. Furthermore, it clarifies the respective position of the governing bodies of the Group, since the Board of Directors of MAPFRE S.A. will be responsible for management and wil be subject to the scrutiny of the market.

Please find attached the presentation "Exchange ratio for the contribution of MAPFRE MUTUALIDAD's assets and businesses to CORPORACIÓN MAPFRE".

Madrid, 29th June 2006

For further information please contact Dirección General de Comunicación y Responsabilidad Social de MAPFRE (telephone +34 91 581 87 14; +34 91 581 46 53, fax +34 91 581 83 82, e-mail joaquinhernandez@mapfre.com; duranc@mapfre.com).

Exchange ratio for the contribution of MAPFRE MUTUALIDAD's assets and businesses to CORPORACIÓN MAPFRE



MAPFRE



Madrid 29th June 2006

RECEIVED
2006 JUL -5 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE





Exchange ratio and capital increase

- The Board of Directors, in its meeting of 29th June, determined the exchange ratio at which CARTERA MAPFRE will subscribe for 192,115,506 new shares by contributing to CORPORACIÓN MAPFRE its portfolio of shareholdings.
- The following were taken into account in the definition of the exchange ratio:
  - The market value of CORPORACIÓN MAPFRE (€3,812.9 million) at the volume weighted average price of its shares between 30.04 and 29.05.06 (€15.96 per share);
  - The range for the market value assigned by MORGAN STANLEY to the assets contributed, calculated in consistence with the point above; it was carried on an as if quoted basis with reference to market comparables for the same period and not including a control premium.



- The aforementioned new shares will be equal to 80.4% of the present outstanding shares and with a value of €2,778 million at the closing price on 28.06.06 (€3,066.2 million overall at a price of €15.96 per share). Additionally, up to 24,049,908 shares reserved for mutual members will be issued, which will be subscribed for in cash.
- The Board of Directors of CORPORACIÓN MAPFRE, on the basis of the expected results for the contributed businesses, considers the operation to be positive for shareholders as:
  - Earnings per share in 2007 will exceed those of CORPORACIÓN MAPFRE under its present structure;
  - The Adjusted Net Asset Value per share will increase;
  - The return on the investment (ROI) made by the contributed businesses will be above the cost of equity (estimated to be 8.5%).
- MORGAN STANLEY and CITIGROUP have issued fairness opinions in which they consider the operation to be fair for shareholders from a financial point of view.




MAPFRE

CORPORACIÓN MAPFRE capital increase

- CORPORACIÓN MAPFRE, subject to the prior approval of its Extraordinary Shareholders' Meeting, will carry out a capital increase without pre-emption rights, divided into two tranches:
  - The first tranche (in-kind) will be exclusively for CARTERA MAPFRE, which will subscribe for 192,115,506 new shares[1] by contributing its portfolio of shareholdings[2];
  - The second tranche (cash) will be exclusively for MAPFRE MUTUALIDAD, which will subscribe for up to 24,049,908 new shares through the payment of €383.8 million. These shares will be delivered to those mutual members who choose not to receive in cash their stake in the Mutual Equity Fund.



- The shareholding of FUNDACIÓN MAPFRE in CORPORACIÓN MAPFRE, through CARTERA MAPFRE, will reach 71.27%, should all mutual members opt to receive in shares their stake in the Mutual Equity Fund.

1) This figure was calculated with reference to the present number of outstanding shares of CORPORACIÓN MAPFRE, not taking into account the impact for the 5-for-1 split approved its General Meeting of Shareholders.
2) The breakdown of the shareholdings that will be transferred to CARTERA MAPFRE can be found in the appendix.



MAPFRE AUTOMOVILES: Growth outlook

- The Motor insurance business of MAPFRE MUTUALIDAD, which will be transferred to MAPFRE AUTOMÓVILES, is characterised by:
  - Its 21% market share in Spain;
  - The growth of its premiums volumes, which exceeded the market by 4.4 percentage points over the last 10 years;
  - Its strong technical rigour, highlighted by the development of its Non-life direct insurance claims triangles and confirmed by independent actuaries;
  - An expense ratio 4.5 percentage points below the market average;
  - The market's widest database, which gives it an unparalleled ability to calculate and personalise tariffs.
- Over the coming years, MAPFRE AUTOMÓVILES:



  - Will boost its development in large urban areas through:
    - The opening of 50 new RED MAPFRE branches in Madrid and another 45 in Catalonia to 2008.
    - The launch of new products, designed specifically for urban customers.
    - Greater personalisation of tariffs.
  - Will maintain its already excellent technical result due to:
    - The further adjustment of tariffs to the risk profile of each customer.
    - The application of price increases no lower than inflation.
    - The positive impact on claims frequency of the introduction of points system for driving licences.
  - Will expand its comprehensive offer of complimentary services to insurance.
- On the basis of the above, MAPFRE AUTOMÓVILES' net attributable result is expected to be in the region of €275 million in 2007.



Valuation multiples and financial impact

- The sum of the in-kind and cash contributions implies a valuation multiple of 2.0x the Adjusted Net Asset Value for fiscal year 2005.

- The businesses contributed will enhance CORPORACIÓN MAPFRE's financial strength through:

  - A substantial increase in recurring cash flow;
  - Better use of available capital;
  - Greater efficiency, resulting from the adoption of management criteria directed at value creation;
  - Integration synergies, over the medium term.



- Return on equity and earnings per share are expected to increase, based on:

  - The high return on net premiums earned and required capital of MAPFRE AUTOMÓVILES.
  - The growth in the attributable profit of the remaining companies, whose proportional contribution to the contributed businesses' profit will gradually increase (> 10% in 2007).

Fairness opinions

- MORGAN STANLEY has deemed an opinion to the Board of Directors of CORPORACIÓN MAPFRE that the consideration received by CORPORACIÓN MAPFRE is fair from a financial point of view to the minority shareholders.

- CITIGROUP has deemed an opinion to the Board of Directors of CORPORACIÓN MAPFRE that the exchange ratio is fair from a financial point of view to the holders of ordinary shares in CORPORACIÓN MAPFRE other than CARTERA MAPFRE S.L.





Steps already undertaken in the process of change in corporate structure

- Creation of CARTERA MAPFRE S.L. ✓
- Transfer to CARTERA MAPFRE of the shareholdings held by MAPFRE MUTUALIDAD in CORPORACIÓN MAPFRE, MAPFRE AGROPECUARIA, MAPFRE AMÉRICA VIDA, MAPFRE SEGUROS GERAIS, BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE and other operating and ancillary subsidiaries ✓
- Creation of MAPFRE AUTOMÓVILES ✓



- Approval by the Extraordinary General Assembly of MAPFRE MUTUALIDAD of the change in corporate structure ✓
- Valuation of the assets to be contributed and announcement of the exchange ratio ✓



Summarised schedule


29 May
30-31 May
15 June
29 June
July
25 July
Q4 '06
Q1 '07
Approval of the change in corporate structure by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓
Filing with the CNMV and press conference ✓
Presentation to analysts and investors ✓
Approval of the change in corporate structure by the Extraordinary General Assembly of MAPFRE MUTUALIDAD ✓
Approval of the valuation parameters and exchange ratio by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓
Application for the relevant authorisations from the DGSFP
Publication of SISTEMA MAPFRE's first half results
Approval of the in-kind capital increase without pre-emption rights by the Extraordinary General Shareholders' Meeting of CORPORACIÓN MAPFRE
Authorisation by the DGSFP
Change in the composition of the Board of Directors of MAPFRE S.A.
Capital increase by CORPORACIÓN MAPFRE (once authorisation received from the CNMV)
New structure becomes effective





Executive summary

- MAPFRE is adopting a new corporate structure:
  - all of the Group's activities and entities will be integrated under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.;
  - FUNDACIÓN MAPFRE will hold the majority control of said listed holding company.
- In order to effect this change in structure, MAPFRE MUTUALIDAD, in its Extraordinary General Assembly of 15.06.2006, resolved to:
  - contribute its shares in CORPORACIÓN MAPFRE and in all other companies to a new holding company: CARTERA MAPFRE;
  - transfer the assets and liabilities of its insurance business to MAPFRE AUTOMÓVILES S.A., a newly created company, whose ownership will also be transferred to CARTERA MAPFRE;
  - donate to FUNDACIÓN MAPFRE its stake in CARTERA MAPFRE and dissolve.



- The process will be completed with the contribution-in-kind to CORPORACIÓN MAPFRE (which will become MAPFRE S.A.) in a capital increase without pre-emption rights of CARTERA MAPFRE's shareholding in MAPFRE AUTOMÓVILES and in all other subsidiaries previously owned by MAPFRE MUTUALIDAD.
- Taking as a reference the usual terms needed to obtain the required regulatory approvals, the new corporate structure is expected to come into place at the beginning of 2007.




MAPFRE

Profile of contributed businesses

Company	% participation	Description	Premiums 2005[1]	Attributable profit 2005
MAPFRE AUTOMÓVILES	100%	Leading Motor insurer in Spain with a market share of 21% in 2005	2,291.1	258.7
MAPFRE AGROPECUARIA	100%	Leading insurer in the agricultural and livestock segment in Spain, with a market share of 22.5% in combined agricultural insurance in 2005	242.4	8.8
MAPFRE AMÉRICA VIDA	87.6%	Holding company for MAPFRE's Life assurance subsidiaries in Latin America	290.3	4.6
MAPFRE SEGUROS GERAIS	75%	Insurance company which operates mainly in Non-life in Portugal.	96.3	4.4
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE	48.9%	Bank which operates in the segments of consumer lending in Spain and Mexico, leasing and financial products specifically for pharmacies.	143.4	12.1

1) In the case BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE figures correspond to Total Income.



Expected organisational chart

FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES





Section I Exchange ratio

Section II Change in the corporate structure

Section III Contributed businesses

Section IV MAPFRE S.A. pro forma

Appendix



Calendar and Contacts

MAPFRE AUTOMOVILES
Growth of Motor insurance net premiums earned, 1995-2005 (1)


CAGR
MAPFRE 10.4%
MARKET 6.0%
100
102.7
101.2
110.2
118.1
152.1
182.8
209.4
228.9
248.8
269.2
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) Source: DGSFP. 1995 – 1997: Figures for MAPFRE MUTUALIDAD; 1998 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA

1995 = 100

MAPFRE AUTOMOVILES
Combined ratio of the Motor insurance business, 1995 – 2005 (1)


Regulatory increase in the daily disability benefit
AVERAGE
MAPFRE 94.9%
MARKET 102.3%
100%
94.7%
92.6%
96.3%
101.0%
103.9%
100.3%
94.2%
91.5%
90.3%
88.9%
90.5%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) Source: DGSFP. 1995 – 1997: Figures for MAPFRE MUTUALIDAD; 1998 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA

MAPFRE AUTOMOVILES:
Key pro forma figures (1)

	2005	2004	% 05/04
Gross written and accepted premiums	2,291.1	2,156.4	6.2%
Net premiums earned	2,197.9	2,088.6	5.2%
Attributable result	258.7	255.9	1.1%

	2005	2004	% 05/04
ASSETS			
Fixed assets	285.8	255.3	11.9%
Investments	2,529.6	2,058.7	22.9%
LIABILITIES			
Technical reserves	2,266.8	2,064.1	9.8%

1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued from 2007, has been eliminated from the income statement

Million euros



Profile of contributed businesses: MAPFRE AGROPECUARIA

- MAPFRE AGROPECUARIA specialises in the segment of products for the agricultural and livestock sector.
- Its main competitive advantage lies in its ability to offer comprehensive solutions for this sector's specific risks.
- It is the leading contributing company in Combined Agricultural Insurance in Spain, with a share of 22.5% in Agroseguro (Combined Agricultural Insurance pool).



- Aside from its specific activities, it contributes to the development of agricultural insurance in various subsidiaries in MAPRE AMERICA.
- MAPFRE MUTUALIDAD has a 100% shareholding in this company.



MAPFRE AGROPECUARIA:
Growth outlook

MAPFRE

- MAPFRE AGROPECUARIA's future growth will come from:

  - An increase in the business from Agroseguro due to:
    - initiatives from the Public Administration aimed at increasing the usage of insurance within the agricultural and livestock sector;
    - increasing level of professionalism within the sector;
    - introduction of new covers, which will widen the potential market.

  - Specific campaigns to increase the penetration in the largest companies of this sector.





  - Development of products for market niches.



  - International expansion, through reinsurance agreements with MAPFRE companies and foreign insurers.

Profile of contributed businesses: MAPFRE AMERICA VIDA

- MAPFRE AMERICA VIDA is the holding company for MAPFRE's Life assurance subsidiaries in Latin America.

- It currently operates in 5 countries.

- Its subsidiaries operate in coordinatiion with MAPFRE AMERICA.

- MAPFRE MUTUALIDAD has an 87.6% shareholding in this company.





MAPFRE AMERICA VIDA: Market shares by country












8.2%
Peru
3.6%
Colombia
3.2%
Brazil
0.9%
Argentina
0.7%
Mexico
0.4%
Chile





MAPFRE AMERICA VIDA: Growth outlook

- MAPFRE AMÉRICA VIDA has recorded a significant increase in its premiums volume over the last few years, together with a notable improvement in its margins, which allowed it to make a profit in 2005.

- Over the coming years, its business development will be underpinned primarily by:
  - The expansion of its distribution network, through:
    - The widening of its proprietary network.
    - New agreements with brokers and companies with mass distribution capacity.
  - A wider product portfolio, by
    - Adding new covers and allowing for a greater degree of personalisation in existing products.
    - Launching new products.
  - A focus on retail customers.

- MAPFRE VERA CRUZ VIDA (Brazil) will continue to be the main driver of the expansion.



Profile of contributed businesses: MAPFRE SEGUROS GERAIS

- MAPFRE SEGUROS GERAIS carries out Non-life insurance in Portugal.
- At the end of 2005, it had a portfolio of 238,769 outstanding policies, an increase of 15.8%
- MAPFRE MUTUALIDAD has a 75% shareholding in this company (1).



1) MAPFRE SEGUROS GENERALES holds the remaining 25%.



MAPFRE SEGUROS GERAIS:
Premiums growth and market shares


NON-LIFE PREMIUMS GROWTH
19.9%
23.1%
24.4%
18.0%
20.3%
6.8%
10.0%
5.0%
4.2%
1.9%
2001
2002
2003
2004
2005
Market growth
Mapfre Seguros Gerais
MARKET SHARES
1.66%
1.87%
2.33%
2.64%
3.08%
1.24%
1.39%
1.65%
1.86%
2.20%
2001
2002
2003
2004
2005
Motor insurance
Non Life



MAPFRE SEGUROS GERAIS:
Growth outlook

- During the past five years MAPFRE SEGUROS GERAIS has achieved growth rates well above the average of the Portuguese market, together with satisfactory technical results.

- This has been possible due to:
  - The adoption of management criteria similar to those used by MAPFRE MUTUALIDAD (own staff of loss adjusters, express adjustment centres, recommended car body repair garages, etc.)
  - The development of a network of tied agents, as opposed to the distribution through multibrand agents and brokers used by competitors.
  - Implementation of advanced IT systems.

- Currently, Motor insurance accounts for 60% of the portfolio, while the rest comes primarily from General and Workers' Compensation insurance.

- Volume growth in future years is expected to come mainly from the expansion of the own distribution network, as shown in the following table.

	2004	2005	2006 E	2007 E
Direct branches	24	30	30	30
Delegated branches	27	34	40	50
Total	51	64	70	80



Profile of contributed businesses:
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE

- BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE carries out its lending activities through the following companies:
  - FINANMADRID and FINANMADRID MEXICO: consumer loans, distributed mainly through the MAPFRE network in Spain and Mexico, car dealerships and retail outlets;
  - MADRID LEASING: leasing, factoring and confirming, distributed mainly through the CAJA MADRID network;
  - BANCOFAR: financial services for pharmacies, distributed through a dedicated network of 24 branches.



- MAPFRE MUTUALIDAD has a 48.9% shareholding in this company (1).

1) CAJA MADRID holds the remaining 51.1%.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Growth outlook

MAPFRE

- Currently, the Bank is experiencing very strong growth, especially in consumer lending, where margins are relatively wider. The consequences of this development are:
  - An increase in the average return on the loan portfolio;
  - An initial reduction in profitability due to the appropriation of the generic provisions for credit risks, which is required by law for lending operations (between 0.4% and 3.0% of the total amount of the loan);
  - Capital consumption, leading to a capital increase of €60 million in September 2005.





- Profitability is expected to grow as the volume of the portfolio and the weight of wider-margin products increase, since recurring income will gradually be able to absorb the generic provisions appropriated on the new production





MAPFRE S.A.:
Pro forma income statement(1)

	2005	2004	% 05/04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	7,778.8	6,724.5	15.7%
Premiums earned, net of ceded and retroceded reinsurance	6,387.6	5,465.3	16.9%
Net claims incurred and variation in other technical provisions	-4,642.0	-3,840.7	20.9%
Net operating expenses and other non-technical income	-1,414.5	-1,196.6	18.2%
Technical result	331.1	428.0	-22.6%
Net financial and other technical income	355.7	257.9	37.9%
Result of Non-life business	686.8	685.9	0.1%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,309.0	2,176.0	6.1%
Premiums earned, net of ceded and retroceded reinsurance	2,176.1	2,077.9	4.7%
Net claims incurred and variation in other technical provisions	-2,558.2	-2,467.2	3.7%
Net operating expenses and other technical income	-278.9	-238.0	17.2%
Technical result	-661.0	-627.3	5.4%
Net operating expenses and other non-technical income	789.3	754.5	4.6%
Result of Life business	128.3	127.2	0.9%
OTHER BUSINESS ACTIVITIES			
Results from other business activities	106.0	24.1	---
Result before tax and minority shareholders	921.1	837.1	10.0%
Taxes	-283.6	-259.0	9.5%
Result after tax	637.5	578.1	10.3%
Result attributable to minority shareholders	-140.0	-122.2	14.6%
Result after tax and minority shareholders	497.5	455.9	9.1%
Non-life loss ratio (2)	72.7%	70.3%	
Non-life expense ratio (2)	22.1%	21.9%	
Non-life combined ratio (2)	94.8%	92.2%	

(1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued from 2007, has been eliminated.

(2) Ratios calculated over net premiums earned

Million euros






MAPFRE

MAPFRE S.A.:
Pro forma balance sheet

	2005	2004	% 05/04
Investments and cash	**24,614.4**	21,911.1	12.3%
Technical reserves	**23,283.6**	20,264.2	14.9%
- Life insurance reserves	**15,041.1**	13,679.3	10.0%
- Other technical reserves	**8,242.5**	6,584.9	25.2%
Financial debt	**615.4**	490.9	25.4%



Million euros






MAPFRE

Shareholdings transferred to CARTERA MAPFRE

- Shareholdings that will be contributed to CORPORACIÓN MAPFRE (the future MAPFRE S.A.):
  - MAPFRE AUTOMÓVILES S.A. (100%)
  - MAPFRE AMERICA VIDA S.A. (87.57%)
  - MAPFRE AGROPECUARIA, COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A. (100%)
  - MAPFRE SEGUROS GERAIS S.A. (75.00%)
  - BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE S.A. (48.89%)
  - Other companies:



    - MAPFRE USA CORPORATION (100%)
    - MAPFRE SERVICIOS DE INFORMATICA S.A. (95.83%)
    - SOCIETA CATTOLICA DI ASSICURAZIONI (3.00%)
    - CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS MAPFRE S.A. (100%)

- Shareholdings that will be retained by CARTERA MAPFRE:
  - CORPORACIÓN MAPFRE (55.34%)
  - EDITORIAL MAPFRE S.A. (99.98%)
  - GUIVICEN S.A. (24.00%)
  - CONSTITUCIÓN Y LEYES S.A. (100%)
  - CENTRO EUROPEO MEDICO TRAUMATOLOGICO REHABILITADOR ORTOPEDICO S.A. (24%)
  - BODEGAS Y VIÑEDOS CASA DE LA ERMITA S.L. (9.10%)







Current organisational chart

MAPFRE MUTUALIDAD
Motor insurance business

49% BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100% MAPFRE AGROPECUARIA
75% MAPFRE SEGUROS GERAIS
88% MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES

55% CORPORACIÓN MAPFRE

51% MAPFRE CAJA MADRID HOLDING
100% MAPFRE SEGUROS GENERALES
100% MAPFRE VIDA, MAPFRE INVERSIÓN, MAPFRE VIDA PENSIONES
100% MAPFRE EMPRESAS
100% MAPFRE CAJA SALUD
100% MAPFRE CAUCIÓN Y CRÉDITO
30% GESMADRID, CAJA MADRID BOLSA, CAJA MADRID PENSIONES

100 % MAPFRE INMUEBLES
87 % MAPFRE AMÉRICA
88% MAPFRE RE
100% MAPFRE ASISTENCIA
100 % MAPFRE INTERNACIONAL



DOMESTIC BUSINESSES

INTERNATIONAL BUSINESSES



CONTRIBUTED BUSINESSES:
Premiums and results as at 30/05/2006



	Gross written and accepted premiums[1]	Result after tax and minorities
MAPFRE AUTOMOVILES	985.5	90.9
MAPFRE AGROPECUARIA	92.3	3.2
MAPFRE AMERICA VIDA	165.7	1.9
MAPFRE SEGUROS GERAIS	43.1	2.1
BANCO CAJA MADRID - MAPFRE	76.3	2.1
TOTAL CONTRIBUTED BUSINESSES	**1,362.9**	**100.1**

- As at May 2006, MAPFRE AUTOMÓVILES' premiums grew 4.2% (pro forma), versus an estimated increase of less than 3% for the market (excluding MAPFRE). Its combined ratio was 92.9% (pro forma).

1) In the case of BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE figures correspond to Total Income.

Million euros





CONTRIBUTED BUSINESSES:
Pro forma income statement [1]

	2005	2004	% 05/04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,537.2	2,295.0	10.6%
Premiums earned, net of ceded and retroceded reinsurance	2,448.7	2,232.5	9.7%
Net claims incurred and variation in other technical provision	-1,902.9	-1,654.9	15.0%
Net operating expenses and other technical income	-308.8	-308.1	0.2%
Technical result	237.0	269.6	-12.1%
Net financial and other technical income	74.0	81.1	-8.8%
Result of Non-life business	310.9	350.6	-11.3%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	290.3	190.9	52.1%
Premiums earned, net of ceded and retroceded reinsurance	245.8	177.4	38.6%
Net claims incurred and variation in other technical provision	-159.9	-113.3	41.1%
Net operating expenses and other technical income	-104.1	-75.0	38.8%
Technical result	-18.2	-11.0	65.5%
Net financial and other technical income	22.9	12.3	86.2%
Result of Life business	4.7	1.3	—
OTHER BUSINESS ACTIVITIES			
Results from other business activities	57.5	5.7	—
Result before tax and minority shareholders	373.1	357.6	4.3%
Taxes	-129.5	-110.9	16.8%
Result after tax	243.6	246.7	-1.3%
Result attributable to minority shareholders	4.0	-0.1	—
Result after tax and minority shareholders	247.6	246.5	0.4%
Non-life loss ratio [2]	77.7%	74.1%	
Non-life expense ratio [2]	16.2%	18.6%	
Non-life combined ratio [2]	93.9%	92.7%	



(1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued form 2007, has been eliminated.

(2) Ratios calculated over net premiums earned

Million euros



CONTRIBUTED BUSINESSES:
Pro forma balance sheet



	2005	2004	% 05/04
ASSETS			
Fixed assets	**549.3**	474.7	15.7%
Investments and cash	**2,800.3**	2,131.2	31.4%
Other assets	**958.0**	833.7	14.9%
TOTAL ASSETS	**4,307.6**	3,439.7	**25.2%**
LIABILITIES			
Equity	**899.7**	537.9	67.3%
Financial debt	**100.2**	90.7	10.5%
Technical reserves	**2,856.4**	2,440.4	17.0%
- Life insurance reserves	**262.6**	141.3	85.8%
- Other technical reserves	**2,593.8**	2,299.0	12.8%
Reserves for risks and expenses	**60.6**	51.4	17.9%
Other liabilities	**390.4**	319.2	22.3%
TOTAL LIABILITIES	**4,307.6**	3,439.7	**25.2%**

Million euros



CONTRIBUTED BUSINESSES:
Development of the total cost of Non-Life direct insurance claims

CONTRIBUTED BUSINESSES

	1999 and prior	2000	2001	2002	2003	2004	2005
Year end		1,092,805	1,274,225	1,407,381	1,580,866	1,708,442	2,045,017
One year later		1,096,028	1,249,306	1,349,562	1,508,710	1,623,562	
Two years later		1,097,893	1,231,316	1,346,911	1,487,794		
Three years later		1,091,720	1,222,652	1,339,204			
Four years later		1,097,926	1,217,698				
Five years later		1,091,291					
Six years later							
Cummulative payments		1,074,032	1,194,920	1,290,710	1,383,998	1,382,667	1,192,966
Reserve pending	5,045	17,259	22,778	48,494	103,796	240,895	852,051

CORPORACIÓN MAPFRE

	1999 and prior	2000	2001	2002	2003	2004	2005
Year end		1,145,215	1,479,100	1,652,685	1,964,302	2,177,487	2,721,026
One year later		1,082,932	1,407,968	1,589,970	1,925,809	2,148,821	
Two years later		1,073,334	1,416,357	1,605,173	1,927,793		
Three years later		1,070,741	1,427,115	1,602,274			
Four years later		1,076,158	1,431,203				
Five years later		1,079,942					
Six years later							
Cummulative payments		1,025,897	1,330,607	1,459,002	1,715,320	1,737,367	1,555,625
Reserve pending	206,179	54,045	100,596	143,272	212,473	411,454	1,165,401

Thousand euros

Figures to 31st December 2005



MAPFRE AGROPECUARIA:
Share in Agroseguro (agricultural and livestock insurance pool)



13.1%
15.0%
17.4%
18.8%
19.3%
22.5%
2001
2002
2003
2004
2005
2006

MAPFRE AGROPECUARIA:
Income statement



	2005	2004	% 05/04
Gross written and accepted premiums	242.4	196.0	23.7%
Net premiums earned	185.0	152.1	21.6%
Net claims incurred	-138.2	-108.3	27.6%
Net operating expenses	-30.6	-29.6	3.4%
Other technical income and expenses	-4.8	-3.3	45.5%
Technical result	11.4	10.9	4.6%
Net financial income	4.2	2.3	82.6%
Other non technical income and expenses	-2.5	-0.5	---
Result before tax	13.1	12.7	3.1%
Taxes	-4.3	-4.3	0.0%
Attributable result	8.8	8.4	4.8%
Loss ratio	74.7%	71.2%	
Expense ratio	19.1%	21.6%	
Combined ratio	93.8%	92.8%	
Operating ratio	7.1%	8.4%	

Million euros

MAPFRE AGROPECUARIA:
Balance sheet



	2005	2004	% 05/04
ASSETS			
Fixed assets	0.2	0.3	-33.3%
Investments	175.6	82.0	114.1%
Participation of reinsurance in technical reserves	15.7	16.6	-5.4%
Other assets	117.9	156.3	-24.6%
TOTAL ASSETS	**309.4**	**255.3**	**21.2%**
LIABILITIES			
Shareholders' equity	101.1	91.1	11.0%
Technical reserves	175.5	131.9	33.1%
Reserves for risks and expenses	1.5	3.5	-57.1%
Other liabilities	31.3	28.8	8.7%
TOTAL LIABILITIES	**309.4**	**255.3**	**21.2%**

Million euros

MAPFRE AGROPECUARIA:
Solvency margin




	2005	2004
Minimum required solvency margin	36.5	35.0
Solvency margin	57.0	47.7
Coverage	2.56	2.37

Million euros

MAPFRE AMERICA VIDA:
Income statement



	2005	2004	% 05/04
Gross written and accepted premiums	290.3	191.0	52.0%
Net premiums earned	245.8	173.0	42.1%
Net claims incurred	-159.9	-109.9	45.5%
Net operating expenses	-103.7	-72.9	42.2%
Other technical income and expenses	1.0	0.7	42.9%
Technical result	-16.8	-9.1	84.6%
Net financial income	19.8	12.2	62.3%
Other non technical income and expenses	1.9	-7.0	---
Result before tax	4.9	-3.9	---
Taxes	0.1	0.2	-50.0%
Result after tax	5.0	-3.8	---
Result attributable to minority shareholders	-0.3	-0.5	-40.0%
Attributable result	4.6	-4.3	---

Million euros

MAPFRE AMERICA VIDA:
Balance sheet



	2005	2004	% 05/04
ASSETS			
Fixed assets	6.3	5.4	16.7%
Investments	329.7	212.7	55.0%
Participation of reinsurance in technical reserves	18.9	12.0	57.5%
Other assets	129.3	60.5	113.7%
TOTAL ASSETS	**484.3**	**290.6**	**66.7%**
LIABILITIES			
Shareholders' equity	70.1	57.4	22.1%
Minority interests	15.8	13.0	21.5%
Debt	1.8	1.7	5.9%
Technical reserves	332.7	185.8	79.1%
- Life assurance reserves	261.2	142.4	83.4%
- Other technical reserves	71.5	43.4	64.7%
Reserves for risks and expenses	17.5	2.6	---
Other liabilities	46.4	30.1	54.2%
TOTAL LIABILITIES	**484.3**	**290.6**	**66.7%**

Million euros



MAPFRE AMERICA VIDA:
Solvency margin







	2005	2004
Minimum required solvency margin(1)	54.0	29.1
Solvency margin	42.6	43.5
Coverage	1.79	2.50

1) Figure corresponding to the sum of the stand alone minimum required margins for each country

Million euros



MAPFRE SEGUROS GERAIS:
Income statement



	2005	2004	% 05/04
Gross written and accepted premiums	96.3	78.9	22.1%
Net premiums earned	79.9	65.0	22.9%
Net claims incurred	-52.1	-40.7	28.0%
Net operating expenses	-24.6	-23.4	5.1%
Other technical income and expenses	0.1	0.0	---
Technical result	3.3	0.9	---
Net financial income	2.9	3.1	-6.5%
Other non technical income and expenses	0.0	0.3	-100.0%
Result before tax	6.3	4.3	46.5%
Taxes	-1.9	-1.1	72.7%
Attributable result	4.4	3.2	37.5%
Loss ratio	65.2%	62.6%	
Expense ratio	30.7%	36.0%	
Combined ratio	95.9%	98.6%	
Operating ratio	7.8%	6.5%	

Million euros

MAPFRE SEGUROS GERAIS:
Balance sheet

	2005	2004	% 05/04
ASSETS			
Goodwill	5.4	0.0	---
Fixed assets	21.4	20.7	3.4%
Investments	100.0	81.9	22.1%
Participation of reinsurance in technical reserves	6.9	6.1	13.1%
Other assets	45.3	43.9	3.2%
TOTAL ASSETS	**179.0**	**152.6**	**17.3%**
LIABILITIES			
Shareholders' equity	68.4	61.6	11.0%
Technical reserves	95.0	78.8	20.6%
Reserves for risks and expenses	1.2	0.9	33.3%
Other liabilities	14.3	11.3	26.5%
TOTAL LIABILITIES	**179.0**	**152.6**	**17.3%**



Million euros





MAPFRE

MAPFRE SEGUROS GERAIS:
Solvency margin

- The ROE of MAPFRE SEGUROS GERAIS is low due to its high solvency margin, despite its high ratio of results before tax and minority shareholders to premiums.

- Profitability will improve gradually as volumes increase.

	2005	2004
Minimum required solvency margin	14.7	11.7
Solvency margin	50.2	42.0
Coverage	4.42	4.60

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Market shares


Total new investment
3.30%
4.83%
Leasing of fixed assets
3.53%
5.24%
Leasing of equipment
2.40%
3.26%
2004
2005
2004
2005
2004
2005

MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE:
Income statement



	2005	2004	% 05/04
Net interest income	68.5	60.9	12.5%
Commissions	2.1	-1.9	---
Other ordinary income/expenses	-0.1	-0.1	0.0%
Ordinary Revenues	**70.5**	**59.0**	**19.5%**
Operating expenses	-34.6	-28.8	20.1%
Operating Profits	**35.9**	**30.2**	**18.9%**
Provisions	-18.5	-15.7	17.8%
Other income/expenses	1.9	4.0	-52.5%
Profit before tax	**19.3**	**18.4**	**4.9%**
Taxes	-6.0	-5.6	7.1%
Minority interests	-1.3	-0.6	116.7%
Net attributable profit	**12.1**	**12.2**	**-0.8%**
Cost/income ratio	46.4%	44.9%	
NPL ratio	1.44%	1.64%	
Coverage ratio	164.9%	150.6%	

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Balance sheet



	2005	2004	% 05/04
ASSETS			
Lending portfolio (net)	3,358.5	2,645.6	26.9%
Other assets	97.6	97.7	-0.1%
TOTAL ASSETS	**3,456.1**	**2,743.3**	**26.0%**
LIABILITIES			
Interbank deposits	2,830.4	2,230.1	26.9%
Client deposits	263.2	219.5	19.9%
Shareholders' funds	266.2	225.1	18.3%
Minority interests	24.9	15.0	66.0%
Other liabilities	71.5	53.5	33.6%
TOTAL LIABILITIES	**3,456.1**	**2,743.3**	**26.0%**

Million euros

MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Capital ratios



	2005	2004	% 05/04
Capital	157.5	127.5	23.5%
Reserves	135.0	107.3	25.8%
Deductions	-46.8	-44.7	4.7%
CAPITAL (Tier 1)	245.6	190.1	29.2%
RISK-WEIGHTED ASSETS	2,794.5	2,305.8	21.2%
BIS Ratio (%)	**8.79%**	**8.24%**	

Million euros



Provisional calendar for 2006

25/07/06	Publication of First Half 2006 results
25/07/06	Analysts' presentation of First Half 2006 results – Madrid
26/07/06	Analysts' presentation of First Half 2006 results – London
26/10/06	Publication of Third Quarter 2006 results
26/10/06	Analysts' presentation of Third Quarter 2006 results – Madrid
27/10/06	Analysts' presentation of Third Quarter 2006 results – London



Dates may be subject to change



Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061



Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

